The Herzfeld Caribbean Basin Fund, Inc. SC TO-I/A

Exhibit (a)(5)(iii)

The Herzfeld Caribbean Basin Fund, Inc.

TENDER OFFER RESULTS

MIAMI BEACH, FLORIDA, November 12, 2021 — Thomas J. Herzfeld Advisors, Inc., an SEC-registered investment adviser, and The Herzfeld Caribbean Basin Fund, Inc. (Nasdaq: CUBA) (the “Fund”) today announced the final results of the Fund’s offer to purchase up to 5% of outstanding shares of the Fund at 97.5% of NAV as of the close of ordinary trading on the NASDAQ Capital Market (the “NASDAQ”) on November 8, 2021, the expiration date.

Based on the final count by American Stock Transfer & Trust Co., LLC (“AST”), the depositary for the tender offer, a total of 2,261,361.322 common shares of the Fund were validly tendered and not withdrawn. The total amount of shares tendered exceeded the offer amount, and the Fund will purchase tendered shares on a pro rata basis. Subject to final delivery of all tendered shares, the proration factor for shares purchased pursuant to the offer is 13.3642%.

In accordance with the terms and conditions of the tender offer, the Fund has accepted for payment all 302,216 common shares subject to the tender offer. The purchase price per share is determined to be $6.9810.

Payment for the shares accepted for purchase under the tender offer and return of all other shares tendered and not purchased will occur promptly.

AST Fund Solutions, LLC is the information agent for the Offer. Shareholders with questions may call AST Fund Solutions, LLC at (866) 406-2285.

About Thomas J. Herzfeld Advisors, Inc.

Thomas J. Herzfeld Advisors, Inc., founded in 1984, is an SEC registered investment advisor, specializing in investment analysis and account management in closed-end funds. The Firm also specializes in investment in the Caribbean Basin. The HERZFELD/CUBA division of Thomas J. Herzfeld Advisors, Inc. serves as the investment advisor to The Herzfeld Caribbean Basin Fund, Inc. a publicly traded closed-end fund (NASDAQ: CUBA).

More information about the advisor can be found at www.herzfeld.com.

Past performance is no guarantee of future performance. An investment in the Fund is subject to certain risks, including market risk. In general, shares of closed-end funds often trade at a discount from their net asset value and at the time of sale may be trading on the exchange at a price which is more or less than the original purchase price or the net asset value. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price to the Fund’s net asset value per share. An investor should carefully consider the Fund’s investment objective, risks, charges and expenses. Please read the Fund’s disclosure documents before investing.